Exhibit (a)(7)

BJ’s Wholesale Club News.

BJ’s Wholesale Club, Inc                             One Mercer Road                             P.O. Box 9601                             Natick, MA 01760

FOR IMMEDIATE RELEASE:	Contact: Cathy Maloney Vice President, Investor Relations (508) 651-6650 cmaloney@bjs.com

BJ’S WHOLESALE CLUB, INC.

ANNOUNCES ANNUAL MEETING RESULTS;

SHAREHOLDERS APPROVE ONE-TIME STOCK OPTION EXCHANGE PROGRAM

Natick, Massachusetts (May 22, 2003) - BJ’s Wholesale Club, Inc. (NYSE: BJ) announced that its shareholders approved each of the matters presented at today’s annual meeting, including a one-time stock option exchange program for eligible employees.

The shareholders also approved the amendment and restatement of BJ’s Management Incentive Plan and BJ’s Growth Incentive Plan and the reelection of two directors to serve as members of BJ’s Board of Directors: Bert N. Mitchell, founding partner of Mitchell & Titus, LLP, the nation’s largest minority-owned CPA firm and a director of BJ’s since May 1998; and Michael T. Wedge, BJ’s President and Chief Executive Officer, who has served as a director since September 2002.

The stock option exchange program was approved by the holders of approximately 69% of the shares voted at the annual meeting. Each of the other matters presented at the annual meeting was approved by the holders of at least 86% of the shares voted.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The stock option exchange program is being made only through an Offer to Exchange Outstanding Stock Options dated April 25, 2003 that has been filed with the Securities and Exchange Commission and sent to eligible employees.

BJ’s introduced the wholesale club concept to New England in 1984, and has since expanded to become a leading warehouse chain in the eastern United States. The Company currently operates 143 clubs and 71 gas stations compared with 134 clubs and 57 gas stations one year ago. BJ’s press releases and filings with the SEC are available on the Internet at www.bjs.com.

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